

June 27, 2013

Via E-mail
James M. Zemlyak
Senior Vice President and Chief Financial Officer
Stifel Financial Corp.
501 N. Broadway
St. Louis, Missouri 63102-2188

      Re: Stifel Financial Corp.
             Form 10-K for the Fiscal Year Ended December 31, 2012
             Filed March 1, 2013
             File No. 001-09305

Dear Mr. Zemlyak:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2012

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 34

Net Revenues – Asset management and service fees, page 36

1.   We note your disclosure that asset management and service fees are based on the value of assets in fee-based accounts and are affected by changes in the balances of client assets due to market fluctuations and levels of net new client assets. Please revise your future filings to include a roll-forward of your assets under management that separately presents gross client inflows, gross client outflows and market appreciation/depreciation.

Notes to Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies, page 94

Revenue Recognition, page 100

2.   We note your disclosure on page 3 that you have 151 independent contractors and that these contractors are responsible for all of their direct costs and are paid a larger percentage of commissions to compensate them for their added expenses. Please tell us and revise your future filings to address the following:

   •   Clarify where revenues generated by these independent contractors are classified in your Statement of Operations (e.g., commissions or investment banking advisory fees).
   •   Clarify whether revenues generated by such contractors are presented on a gross or net basis in your Statement of Operations considering the indicators discussed in ASC 605-45-45.

Note 23 – Income Taxes, page 138

3.   We note that you include the revaluation of deferred taxes as a reconciling item in your statutory rate reconciliation. Please clarify for us how the revaluation of deferred taxes represents a permanent difference that should be reflected in your rate reconciliation.

4.   As a related matter, we note that you have recorded a $32.8 million deferred tax liability as of December 31, 2012 related to a change in accounting method. Please tell us and revise your disclosure in future filings to explain the nature of this line item.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   •   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

   •   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jim Dunn at (202) 551-3724 or Angela Connell at (202) 551-3426 if you have questions.

Sincerely,

/s/ Angela Connell for

Stephanie J. Ciboroski
Senior Assistant Chief Accountant